SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 22nd,  2007

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

Ducati Motor Holding Announces Full Year 2006 Financial Results

	2006	2005	Var%

Revenues	304.8	308.5	-1.2%
EBITDA	27.0	(0.3)	n.s
Net result	(8.5)	(41.5)	n.s
Net Debt	(54.2)	(137.0)	-60.4%
(Million Euro)

Bologna, 22 March 2007 -  The Board of Directors of Ducati Motor Holding SpA (Borsa Italiana: DMH, NYSE: DMH) approved today the results for 2006 confirming the preliminary  results previously reported on February 14, 2007.

The full year 2006 results show a significant reversal of the 2005 trend with a return to a positive operating result and a substantial improvement of the net financial position.  The results are due to a successful relaunch strategy implemented at the end of 2005 which focused on the improvement of gross margin, reduction of dealer stock, reduction of fixed costs and working capital.

Revenues for 2006 are Euro 304.8 million, down 1.2% compared to 2005 with a decrease in the number of bikes sold and revenues partially offset by an improvement in bike mix and by an increase in sales of accessories and apparel.

32.312 bikes were sold in 2006 yielding revenues of Euro 239.7 million (bike units -6.4% with revenues down 3% versus 2005) while sales of spare parts, accessories and  apparel and reached revenues of Euro 60.1 million (up 3.4% on 2005)

The decrease in the number of bikes sold, and the increase in the number of registrations (35.286 units, up by 2.1% over 2005), generated a network stock reduction of 3000 bikes equivalent to approximately 1 month of sales and in line with the relaunch strategy.

Registrations increased notably in the USA (+16.3%), in the non-subsidiary countries (+9.4%), in France (+1.5%), and in Japan (+0.8%) whilst they decreased in the UK (-16.5%), Benelux (-12.5%), Germany (-8.8%) and Italy (-3.9%).  It is important to consider that the new Superbike 1098 has had very little impact on the 2006 registrations due to being distributed only during the last months of the year.

Gross margin for 2006 amounted to Euro 72.7 million or 23.9% of revenues versus Euro 47.3 million or 15.3% in 2005.  The consistent increase is due to an improved product mix, fewer amortizations and the extraordinary devaluation in 2005.

EBITDA was Euro 27 million or 8.9% of revenues compared to a negative EBITDA in 2005 of Euro 0.3 million.  The increase is due to the improved bike mix and to extraordinary accruals in 2005.

The operating result (EBIT) was positive at Euro 4.8 million versus a loss of euro 33.6 million the previous year, thanks to the improved EBITDA and lower accruals.

EBT was negative at Euro 1.6 million versus a loss of Euro 41 million the previous year, thanks to the improved operating result and reduced financial charges.

Net result was negative at Euro 8.5 million compared to a loss of Euro 41.5 million the previous year and includes the accrual of deferred taxes.

The Board of Directors also approved the project of the financial statements of Ducati Motor Holding S.p.A., a stand-alone company, which registered a net loss on December 31, 2006 of Euro 20.0 million and a net equity of Euro 195.5 million.

The Board of Directors of the company Ducati Motor Holding S.p.A., taking into consideration that:

(i) the Board will expire upon the approval of the financial statements at 12/31/2006;

(ii) the Shareholders’ Meeting convened (by notice published on Finanza & Mercati on March 13, 2007) on April 13, 2007 on first call and, if necessary, on April 16, 2007 on second call, may approve the proposal to modify the Company’s corporate governance system by adopting the traditional corporate governance system (based on the Board of Directors and the Board of Statutory Auditors) instead of the current one-tier system, and the consequential amendments of the by-laws; and

(iii) the Shareholders may be interested in appointing the Company’s boards according to the new corporate governance system that may be approved by the April 13-16, 2007 Shareholders’ Meeting;

has resolved to avail itself of the longer term pursuant to article 2364, second paragraph, of the Italian civil code and article 10.2 of the Company’s by-laws in order to convene the Ordinary Shareholders’ Meeting for the approval of the financial statements, i.e. 180 days from the end of the fiscal year.

The purpose is to give the Shareholders an adequate period of time to submit and deposit the lists of candidates as members of the Board of Directors and of the Board of Statutory Auditors in the event the April 13-16, 2007 Shareholders’ Meeting approves the adoption of the traditional corporate governance system and provided that – if said system is not approved - the Shareholders shall appoint the members of the Board of Directors according to the current one-tier system.

The Company will promptly and adequately disclose the resolutions of the April 13-16, 2007 Shareholders’ Meeting and the new text of the by-laws adopted by it, in order to allow the Shareholders to deposit at the Company’s registered office the lists of candidates in accordance with the applicable provisions of the by-laws, by a notice that will be published on the day following the April 13-16, 2007 Shareholders’ Meeting on Finanza & Mercati, made available to the public at the Company’s registered office and published on the website www.ducati.com.

Federico Minoli, Ducati’s President and CEO commented on the 2006 results:  “I am extremely satisfied with the results brought by Ducati’s relaunch plan which is living up to our expectations and is producing results earlier than anticipated.  In particular the decrease of dealer inventory is a good preparation for the sale of new products in 2007.  The new Superbike 1098, Hypermotard, and Desmosedici are creating high expectations in the market and a significant number of orders. These products will further increase the gross margin.

On the race track 2006 was a year of unprecedented successes: World Champions of Superbike, and 4 victories and 9 podium places in the MotoGP Championship. The 2007 season opened with an outstanding victory in Qatar with the new GP800 and with Troy Bayliss’ first and second places at the Philip Island Superbike. A result that no other European manufacturer has ever achieved”.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in seven market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada SportClassic and the new Hypermotard. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won fourteen of the last sixteen World Superbike Championship titles and more individual victories than the competition put together. Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release is not an offer to invest in Italy, according to Art. 1, lett (t) of the Italian Legislative Decree no. 58 of February 24th, 1998, or in any other country. This press release cannot be transmitted or distributed to any persons in the United States or in any country where its distribution is not allowed without the express approval from the relevant authorities.

These materials are not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended.  Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

For further information, please contact:

Federico Strano
Director Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: federico.strano@ducati.com
Main Tel: +39 051 6413111
Direct Tel: +39 051 6413213

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Twelve Months Ended		Twelve Months Ended

	December, 31 2006	December, 31 2005	December, 31 2006	December, 31 2005

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€239,697	€247,236	$315,682	$325,609
Spare Parts, Accessories, Apparel	60,061	58,068	79,100	76,476
Other	5,036	3,214	6,632	4,233

Total Net Revenues	€304,794	€308,518	$401,414	$406,318

Ducati Units
Motorcycle shipments:

			% Change

North America	8,269	7,070	17.0%
Main European market	15,523	18,158	(14.5)%
Japan	2,361	2,575	(8.3)%
Rest of World	6,159	6,733	(8.5)%

Total	32,312	34,536	(6.4)%

Motorcycle product mix:

			% Change

Superbike	4,755	6,094	(22.0)%
Supersport	556	1,030	(46.0)%
Sport Naked	18,023	16,585	8.7%
Sport Touring	1,562	1,397	11.8%
Multistrada	2,997	6,156	(51.3)%
Sport Classic	4,419	3,274	35.0%

Total	32,312	34,536	(6.4)%

Unofficial Motorcycle Registrations:

			% Change

North America	8,185	7,040	16.3%
Main European market	17,893	18,961	(5.6)%
Japan	2,777	2,754	0.8%
Rest of World	6,431	5,876	9.4%

Total	35,286	34,631	1.9%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Twelve Months Ended		Twelve Months Ended

	December, 31 2006	December, 31 2005	December, 31 2006	December, 31 2005	% Change

Revenues (net)	€304,794	€308,518	$401,414	$406,318	(1.2)%
Cost of goods sold	(232,046)	(261,187)	(305,605)	(343,983)

Gross Margin	72,748	47,331	95,809	62,335	53.7%
Other operating revenues	34,715	30,414	45,720	40,055
SG&A expenses	(102,519)	(96,404)	(135,018)	(126,964)
Other operating income and expenses	(177)	(1,978)	(233)	(2,605)
Restructuring Reserve	0	(13,000)	0	(17,121)

Operating result	4,767	(33,637)	6,278	(44,300)	(114.2)%
Financing expense, net	(6,337)	(7,315)	(8,346)	(9,634)

Profit/(loss)before income taxes and min.interest	(1,570)	(40,952)	(2,068)	(53,934)	(96.2)%
Income Tax	(6,956)	(511)	(9,161)	(673)	1261.3%

Net Result including minority interests	(8,526)	(41,463)	(11,229)	(54,607)	(79.4)%
Minority Interests	3	(1)	4	(1)

Net Result for the Group	(8,523)	(41,464)	(11,225)	(54,608)	(79.4)%
Shares outstanding	320,687,920	159,360,037	320,687,920	159,360,037

					% Change

Other Financial Data
Motorcycles Produced (Units)	31,193	33,581			(7.1)%
Motorcycles Sold (Units)	32,312	34,536			(6.4)%
Unofficial Registrations (Units)	35,286	34,631			1.9%
EBITDA	26,982	(273)	35,535	(361)
EBITDA Margin	8.9%	(0.1)%

Note: On December 31, 2006 1 Euro = 1,317 US$

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Period ended 31.12.2006		Period ended 31.12.2005

	€ 000%		€ 000%

Current assets
Cash and cash equivalents	75,054		53,017
Trade receivables, net	88,641		102,232
Inventories	69,846		81,380
Other current assets	9,055		9,217

Total current assets	242,596	51.2%	245,846	53.1%

Non current assets
Property, plant and equipment -net	66,536		66,556
Goodwill and intangible assets with indefinite useful lives	86,050		86,050
Other intangible fixed assets net	51,419		39,665
Equity investments	320		20
Deferred tax assets	26,494		24,662
Other long-term assets	373		386

Total non current assets	231,192	48.8%	217,339	46.9%

Total assets	473,788	100%	463,185	100%

Current liabilities
Short-term bank borrowings	3,834		64,148
Accounts payable - trade	91,180		85,203
Income and other taxes payables	5,342		5,537
Other current liabilities	19,558		20,202
Provisions for risks and charges - current portion	7,154		18,621

Total current liabilities	127,068	26.8%	193,711	41.8%

Long-term liabilities
Long-term debt, net of current portion	125,374		125,824
Employee benefits	9,079		9,669
Deferred income taxes	20,507		13,697
Provision for risks and charges - long term portion	1,356		1,525

Total long-term liabilities	156,316	33.0%	150,715	32.5%

Total liabilities	283,384	59.8%	344,426	74.4%

Shareholders’ equity
Capital stock	163,311		82,867
Other reserves	75,286		75,559
Retained earnings (losses)	(39,684)		1,780
Results for the period	(8,523)		(41,464)

Total Group Shareholders’ equity	190,390	40.2%	118,742	25.6%

Minority interests	14		17
Total liabilities and shareholders’ equity	473,788	100%	463,185	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Period ended 31.12.2006		Period ended 31.12.2005

	$ 000%		$ 000%

Current assets
Cash and cash equivalents	98,846		69,823
Trade receivables, net	116,740		134,640
Inventories	91,987		107,177
Other current assets	11,926		12,139

Total current assets	319,499	51.2%	323,779	53.1%

Non current assets
Property, plant and equipment -net	87,628		87,654
Goodwill and intangible assets with indefinite useful lives	113,328		113,328
Other intangible fixed assets net	67,719		52,239
Equity investments	421		26
Deferred tax assets	34,893		32,480
Other long-term assets	491		508

Total non current assets	304,480	48.8%	286,235	46.9%

Total assets	623,979	100%	610,014	100%

Current liabilities
Short-term bank borrowings	5,049		84,483
Accounts payable - trade	120,084		112,212
Income and other taxes payables	7,035		7,292
Other current liabilities	25,758		26,606
Provisions for risks and charges - current portion	9,422		24,524

Total current liabilities	167,348	26.8%	255,117	41.8%

Long-term liabilities
Long-term debt, net of current portion	165,118		165,710
Employee benefits	11,957		12,735
Deferred income taxes	27,008		18,039
Provision for risks and charges - long term portion	1,786		2,008

Total long-term liabilities	205,869	33.0%	198,492	32.5%

Total liabilities	373,217	59.8%	453,609	74.4%

Shareholders’ equity
Capital stock	215,081		109,136
Other reserves	99,151		99,511
Retained earnings (losses)	(52,264)		2,344
Results for the period	(11,224)		(54,608)

Total Group Shareholders’ equity	250,744	40.2%	156,383	25.6%

Minority interests	18		22
Total liabilities and shareholders’ equity	623,979	100%	610,014	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

		Period ended 31/12/06 € 000	Period ended 31/12/05 € 000

Cash flow generated by operating activities
Net profit (loss) for the year		(8,523)	(41,464)
Change in cumulative translation adjustment		(782)	1,799
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
-	Non cash items for stock options	655	1,238
-	Amortisation, depreciation	22,215	33,364
-	Taxes paid	(1,227)	(4,230)
Change in operating assets and liabilities
-	Working capital	31,102	35,043
-	Effects of IAS 39 and 32 adoption from 1 January 2005	—	(3,219)
-	Other current assets	162	1,570
-	Other current liabilities	(644)	4,266
-	Due to tax authorities	1,032	177
-	Deferred tax assets	(400)	(2,997)
-	Deferred tax liabilities	6,810	1,490
-	Employee benefits	(590)	1,187
-	Provisions for risks and charges	(1,130)	757
-	Restructuring reserve	(10,506)	13,000
-	Other

Net cash generated by operating activities (A)		38,174	41,981

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment		(12,137)	(10,928)
Net change in intangible fixed assets		(21,880)	(20,455)
Disposal from property, plant and equipment		68	354
Change in equity investments		(300)	—
Other fixed assets		13	17

Net cash used in investing activities (B)		(34,236)	(31,012)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)		3,938	10,969

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt		(56,892)	(7,833)
Interests cashed (paid)		(3,872)	(2,057)
Change in minority interests		(3)	1
Increase in share capital and reserves		78,866	2,610

Change in cash generated by financing activities		18,099	(7,279)

Increase (decrease) in cash on hand, bank deposits and securities		22,037	3,690

Cash and cash equivalents, beginning of year		53,017	49,327

Cash and cash equivalents, end of period/ year		75,054	53,017

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

		Period ended 31/12/06 $ 000	Period ended 31/12/05 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year		(11,225)	(54,608)
Change in cumulative translation adjustment		(1,030)	2,369
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
-	Non cash items for stock options	863	1,630
-	Amortisation, depreciation	29,257	43,940
-	Taxes paid	(1,616)	(5,571)
Change in operating assets and liabilities
-	Working capital	40,961	46,152
-	Effects of IAS 39 and 32 adoption from 1 January 2005	(4,239)
-	Other current assets	213	2,068
-	Other current liabilities	(847)	5,618
-	Due to tax authorities	1,359	233
-	Deferred tax assets	(527)	(3,947)
-	Deferred tax liabilities	8,968	1,962
-	Employee benefits	(777)	1,563
-	Provisions for risks and charges	(1,488)	997
-	Restructuring reserve	(13,836)	17,121
-	Other

Net cash generated by operating activities (A)		50,275	55,288

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment		(15,984)	(14,392)
Net change in intangible fixed assets		(28,816)	(26,939)
Disposal from property, plant and equipment		90	466
Change in equity investments		(395)	—
Other fixed assets		17	22

Net cash used in investing activities (B)		(45,088)	(40,843)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)		5,187	14,445

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt		(74,928)	(10,315)
Interests cashed (paid)		(5,099)	(2,709)
Change in minority interests		(4)	1
Increase in share capital and reserves		103,867	3,437

Change in cash generated by financing activities		23,836	(9,586)

Increase (decrease) in cash on hand, bank deposits and securities		29,023	4,859

Cash and cash equivalents, beginning of year		69,823	64,964

Cash and cash equivalents, end of period/ year		98,846	69,823

Ducati Motor Holding S.p.A.
Profit & Loss
(Euro in thousands)

	Period ended December, 31 2006	Period ended December, 31 2005	% Change

Revenues (net)	€257,611	€273,630	(5.9)%
Cost of goods sold	(225,357)	(252,099)

Gross Margin	32,254	21,531	49.8%
Other operating revenues	8,610	5,232
SG&A expenses	(43,143)	(56,731)
Other operating income and expenses	557	(1,261)
Restructuring Reserve	0	(13,000)

Operating result	(1,722)	(44,229)
Financing expense, net	(7,622)	(5,787)

Profit/(loss)before income taxes	(9,344)	(50,016)
Income Tax	(10,638)	3,246

Net Result	(19,982)	(46,770)

Ducati Motor Holding S.p.A.
Balance Sheet
(Euro in thousands)

	Period ended 31.12.2006 € 000%		Period ended 31.12.2005 € 000%

Current assets
Cash and cash equivalents	45,681		21,693
Trade receivables, net	42,177		47,275
Intercompany Receivables	63,652		75,853
Inventories	48,762		53,287
Other current assets	6,243		6,998

Total current assets	206,515	46.1%	205,106	47.0%

Non current assets
Property, plant and equipment -net	66,476		65,429
Goodwill and intangible assets with indefinite useful lives	80,976		80,976
Other intangible assets net	52,015		39,962
Equity investments	26,325		26,530
Prepaid Taxes	15,145		18,472
Other non-current assets	148		148

Total non current assets	241,085	53.9%	231,517	53.0%

Total assets	447,600	100%	436,623	100%

Current liabilities
Short-term bank borrowings	29,720		71,839
Accounts payable - trade	80,900		73,225
Intercompany payables	5,148		15,024
Income and other taxes payables	2,769		2,681
Other current liabilities	10,899		11,533
Provisions for risks and charges - current portion	12,731		24,418

Total current liabilities	142,167	31.8%	198,720	45.5%

Long-term liabilities
Long-term debt, net of current portion	80,287		80,541
Employee benefits	8,181		8,310
Deferred income taxes	20,074		12,960
Provision for risks and charges - long term portion	1,356		1,525

Total long-term liabilities	109,898	24.6%	103,336	23.7%

Total liabilities	252,065	56.3%	302,056	69.2%

Shareholders’ equity
Capital stock	163,310		82,867
Other reserves	52,207		78,876
Retained earnings (losses)	—		19,594
Results for the period	(19,982)		(46,770)

Total Group Shareholders’ equity	195,535	43.7%	134,567	30.8%

Patrimonio netto di pertinenza di terzi
Total liabilities and shareholders’ equity	447,600	100%	436,623	100%

Ducati Motor Holding S.p.A.
Statement of Cash Flow
(Euro in thousands)

		Period ended 31.12.2006 € 000		Period ended 31.12.2005 € 000

Cash flow generated by operating activities
Net profit (loss) for the year		(19,982)		(46,769)
Change in cumulative translation adjustment
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
-	Non cash items for stock options	654		1,026
-	Amortisation, depreciation	21,407		31,927
-	Taxes paid	(779)		(3,879)
Change in operating assets and liabilities
-	Working capital	19,626		55,340
-	Effects of IAS 39 and 32 adoption from 1 January 2005			(3,438)
-	Other current assets	754		519
-	Other current liabilities	(635)		2,874
-	Due to tax authorities	867		(302)
-	Deferred tax assets	4,759		(6,210)
-	Deferred tax liabilities	7,114		1,967
-	Employee benefits	(131)		595
-	Provisions for risks and charges	(1,350)		616
-	Restructuring reserve	(10,506)		13,000
-

Net cash generated by operating activities (A)		21,798	—	47,266

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment		(12,311)		(10,369)
Net change in intangible fixed assets		(22,197)		(20,688)
Disposal from property, plant and equipment				121
Change in equity investments		205		13,451
Other fixed assets

Net cash used in investing activities (B)		(34,303)	—	(17,485)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)		(12,505)		29,781

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt		(38,720)		(41,221)
Financial activities - Credit link				15,000
Interests cashed (paid)		(3,653)		(2,035)
Change in minority interests		78,866		2,610
Increase in share capital and reserves				(1)

Change in cash generated by financing activities		36,493	—	(25,647)

Increase (decrease) in cash on hand, bank deposits and securities		23,988	8,158	4,134

Cash and cash equivalents, beginning of year		21,693		17,559

Cash and cash equivalents, end of period/ year		45,681	23,446	21,693

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: March 22nd, 2007	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations